CUSIP No. 338735 10 3	SCHEDULE 13D	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FLATBUSH FEDERAL BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
338735 10 3
(CUSIP Number)

Cengiz Searfoss
Jennifer Searfoss
Erol Searfoss
Rana Searfoss
3 Stratford Road
Farmington, CT 06032
(860) 676-0015
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cengiz Searfoss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 99,012
8. Shared Voting Power: 0
9. Sole Dispositive Power: 99,012
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 3.62%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jennifer Searfoss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 8,479
8. Shared Voting Power: 0
9. Sole Dispositive Power: 8,479
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Erol Searfoss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 32,414
8. Shared Voting Power: 0
9. Sole Dispositive Power: 32,414
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.18%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Rana Searfoss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 31,584
8. Shared Voting Power: 0
9. Sole Dispositive Power: 31,584
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.15%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 6 of 10

Item 1.  Security and Issuer

This is the first amendment (“First Amendment”) to the original Schedule 13D which was filed on January 11, 2010 (“Original Schedule 13D”). The First Amendment is filed jointly by Cengiz Searfoss, Jennifer Searfoss, Erol Searfoss, and Rana Searfoss. All the filers of this Schedule 13D are collectively referred to as the "Group."

This statement relates to the common stock ("Common Stock") of Flatbush Federal Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2146 Nostrand Avenue, Brooklyn, New York. The joint filing agreement of the members of the Group is attached as Exhibit 1 to the Original Schedule 13D.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Cengiz Searfoss, Jennifer Searfoss, Erol Searfoss, and Rana Searfoss with respect to the shares of Common Stock beneficially owned by them.

The address of Cengiz Searfoss and Jennifer Searfoss is 3 Stratford Road, Farmington, CT 06032. The mailing address of Erol Searfoss and Rana Searfoss is 3 Stratford Road, Farmington, CT 06032.

The principal employment of Cengiz Searfoss is corporate finance director. The principal employment of Jennifer Searfoss is nurse practitioner. The principal employment of Erol Searfoss is design engineer. Rana Searfoss is a student. Cengiz Searfoss and Jennifer Searfoss are husband and wife. Cengiz Searfoss, Erol Searfoss, and Rana Searfoss are siblings.

 (d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Cengiz Searfoss, Jennifer Searfoss, Erol Searfoss, and Rana Searfoss are citizens of the United States.

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 7 of 10

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended by Cengiz Searfoss to acquire the 17,657 shares of Common Stock he purchased since the Original Schedule 13D is $87,774. Such funds were provided from his individual retirement account funds.

The amount of funds expended by Jennifer Searfoss to acquire the 7,479 shares of Common Stock she purchased since the Original Schedule 13D is $30,572. Such funds were provided from her individual retirement account funds.

Erol Searfoss has not acquired any shares of Common Stock since the Original Schedule 13D.

The amount of funds expended by Rana Searfoss to acquire the 3,000 shares of Common Stock she purchased since the Original Schedule 13D is $18,200. Such funds were provided from her individual retirement account funds.

Item 4.  Purpose of Transaction

The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock on a long-term basis. We are filing this First Amendment to report additional purchases of shares of Common Stock. Members of the Group believe that President and CEO Jesus Adia has accomplished significant capital preservation activities including the 2007 cost cutting efforts and the 2010 property sale. We encourage Mr. Adia and the board to also consider a second step transaction which would raise an additional $4 million to $5 million, and further support the Issuer’s loan activities in the community. However, even though the share price seems significantly undervalued, we remain concerned about the high levels of non-accrual loans and recommend that management focus on efforts to reduce those balances expeditiously.

Members of the Group may seek to make additional purchases of shares of Common Stock.  Except as noted in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 2,736,907, reported as the number of outstanding shares as of November 11, 2011, in the Issuer's Form 10Q, dated November 14, 2011. All purchases and sales of shares of Common Stock reported herein were made in open-market transactions.

 (A)  Cengiz Searfoss

(a)	Aggregate number of shares beneficially owned: 99,012
Percentage: 3.62%

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 8 of 10

(b)	1. Sole power to vote or to direct vote: 99,012
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition: 99,012
4.  Shared power to dispose or to direct disposition:  0

(c)      Cengiz Searfoss has not purchased any shares of Common Stock within the past sixty days.

(B)  Jennifer Searfoss

(a)	Aggregate number of shares beneficially owned: 8,479
Percentage: .3%

(b)	1. Sole power to vote or to direct vote: 8,479
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition: 8,479
4.  Shared power to dispose or to direct disposition:  0

(c)      Within the past sixty days, Jennifer Searfoss purchased 5,500 shares of Common Stock, all on December 6, 2011, for $3.50 per share, for a total cost of $19,250.

 (C)  Erol Searfoss

(a)	Aggregate number of shares beneficially owned: 32,414
Percentage: 1.18%

(b)	1. Sole power to vote or to direct vote: 32,414
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition: 32,414
4.  Shared power to dispose or to direct disposition:  0

(c)      Erol Searfoss has made no purchases of shares of Common Stock in the past sixty days.

(D)  Rana Searfoss

(a)	Aggregate number of shares beneficially owned: 31,584
Percentage: 1.15%

(b)	1. Sole power to vote or to direct vote: 31,584
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition: 31,584
4.  Shared power to dispose or to direct disposition:  0

(c)      Rana Searfoss has made no purchases of shares of Common Stock in the past sixty days.

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 9 of 10

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated January 11, 2010, attached to Original Schedule 13D

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:      December 9, 2011

CENGIZ SEARFOSS

/s/ Cengiz Searfoss
Cengiz Searfoss

JENNIFER SEARFOSS

/s/ Jennifer Searfoss
Jennifer Searfoss

EROL SEARFOSS

/s/ Erol Searfoss
Erol Searfoss

RANA SEARFOSS

/s/ Rana Searfoss
Rana Searfoss